SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NOBEL LEARNING COMMUNITIES, INC.

(Name of Subject Company (Issuer))

NOBEL LEARNING COMMUNITIES, INC.

(Name of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

654889104

(CUSIP Numbers of Class of Securities)

(Underlying Common Stock)

George H. Bernstein

President and Chief Executive Officer

Nobel Learning Communities, Inc.

1615 West Chester Pike, Suite 200

West Chester, PA 19382-6223

(484) 947-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brian A. Katz, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19102

(215) 981-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

Date of Report (Date of earliest reported): May 17, 2011

NOBEL LEARNING COMMUNITIES, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or Other Jurisdiction

of Incorporation or Organization)

1-10031	22-2465204
(Commission File Number)	(I.R.S. Employer Identification No.)

1615 West Chester Pike, Suite 200 West Chester, PA	19382
(Address of Principal Executive Offices)	(Zip Code)

(484) 947-2048

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changes since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On May 17, 2011, Academic Acquisition Corp., a Delaware corporation (“Parent”), Academic Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Parent. Parent and Merger Sub are affiliated with Leeds Equity Partners V, L.P. (“Leeds”), a private equity fund.

Under the terms of the Merger Agreement, if the Merger is completed, holders of shares of common stock of the Company and holders of shares of Series D preferred stock of the Company (not including holders of such common stock or Series D preferred stock who successfully exercise and perfect their appraisal rights under the Delaware General Corporation Law) that are outstanding immediately prior to the time of the consummation of the Merger (the “Effective Time”) shall be entitled to receive $11.75 and $1.88 in cash, respectively, for each share of the Company’s common stock or Series D preferred stock held by them (the “Common Merger Consideration” and the “Series D Merger Consideration,” respectively), and all such shares of common stock or Series D preferred stock shall cease to be outstanding and shall be automatically canceled and retired and shall cease to exist.

The Company agreed to offer to amend each stock option outstanding immediately prior to the Effective Time that was issued under the terms of a stock plan of the Company other than the 2000 Stock Option Plan and the 2010 Stock Option Plan (“Eligible Options”). The amendment will provide that each holder of Eligible Options shall be entitled to receive, in consideration of the cancellation of all such Eligible Options held by such option holder, subject to the consummation of the Merger and effective as of the Effective Time, a cash payment per share equal to either (i) the excess of the Common Merger Consideration over the exercise price of the applicable Eligible Option for Eligible Options with an exercise price that is equal to or less than the Common Merger Consideration, or (ii) $0.10 per Eligible Option for Eligible Options with an exercise price that exceeds the Common Merger Consideration. Certain members of the Company’s board of directors (“Board”) and management have elected to forego any payment for Eligible Options with an exercise price that exceeds the Common Merger Consideration.

With respect to certain stock options issued under the terms of the 2000 Stock Option Plan or the 2010 Stock Option Plan outstanding immediately prior to the Effective Time, the Company has agreed to take all actions to provide that each such stock option shall, as of the Effective Time, (i) automatically become fully vested and exercisable, (ii) cease to be outstanding and be automatically canceled and cease to exist and (iii) be automatically converted into the right to receive the excess of the Common Merger Consideration over the exercise price.

The Merger Agreement has been unanimously approved by the Board, acting upon the unanimous recommendation of the strategic affairs committee of the Board, which committee was formed for the purpose of evaluating strategic opportunities and alternatives for the Company, and the transactions contemplated thereby are subject to the approval of the stockholders of the Company and other customary closing conditions, including, without limitation, the availability of at least $67,500,000 in debt financing to Parent, the receipt of necessary regulatory approvals, including educational approvals and the expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended, and third party consents.

The Merger Agreement contains certain termination rights for the Company and Parent. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee of $5 million. The Merger Agreement also provides that Parent will be required to pay the Company a termination fee of $5 million in the event the Company terminates the Merger Agreement under specified circumstances.

Parent has obtained equity and debt financing commitments for the transaction contemplated by the Merger Agreement, the proceeds of which will be used by Parent to pay the aggregate Common Merger Consideration and Series D Merger Consideration and all related fees and expenses of Parent and Merger Sub in connection with the Merger. Pursuant to the equity commitment, Leeds has committed to capitalize Parent, at or prior to the Closing, with an aggregate equity contribution in an amount up to $78,539,304 plus an amount equal to the fees and expenses of Parent and Merger Sub in connection with the Merger, on the terms and subject to the conditions set forth in the equity commitment letter dated May 17, 2011 (the “Equity Commitment Letter”). The Company is also a party to the Equity Commitment Letter.

Pursuant to their debt commitments, Bank of Montreal and Citizens Bank of Pennsylvania (collectively, the “Lenders”) have committed to provide a senior secured term loan facility of up to $71,000,000 and a $20,000,000 senior secured revolving credit facility, on the terms and subject to the conditions set forth in a debt commitment letter and term sheet dated May 17, 2011 (collectively, the “Debt Commitment Letter”). Bank of Montreal will act as administrative agent and RBS Citizens, N.A. will act as syndication agent for the debt financing. The obligations of the Lenders to provide debt financing under the Debt Commitment Letter are subject to a number of conditions, including without limitation (i) a condition that, since May 17, 2011 there shall not have been any Material Adverse Change or Material Adverse Effect (each as defined in the Merger Agreement); (ii) negotiation, execution and delivery of definitive documentation with respect to the loans consistent with the Debt Commitment Letter and specified documentation standards; (iii) the accuracy of certain specified representations and warranties; (iv) receipt of equity financing consistent with the Equity Commitment Letter; (v) consummation of the Merger in accordance with the Merger Agreement (without giving effect to any modifications, amendments or express waivers to the Merger Agreement that are adverse to the lenders under the debt financing) substantially concurrently with the initial funding of the debt facilities; (vi) delivery of certain customary closing documents (including, among others, a customary solvency certificate), specified items of collateral and certain Company financial statements; (vii) payment of applicable costs, fees and expenses. The final termination date for the Debt Commitment Letter is November 17, 2011.

The foregoing summary of the Merger Agreement and the Merger does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and the terms of which are incorporated herein by reference.

The Merger Agreement has been provided pursuant to applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) in order to provide investors and stockholders with information regarding its terms. However, it is not intended to provide any other factual information about the Company, Parent, Merger Sub, Leeds, their respective subsidiaries and affiliates, or any other party. In particular, the representations, warranties and covenants contained in the Merger Agreement have been made only for the purpose of the Merger Agreement, and, as such, are intended solely for the benefit of the parties to the Merger Agreement. In many cases, these representations, warranties and covenants are subject to limitations agreed upon by the parties and are qualified by certain disclosure exchange by the parties in connection with the execution of the Merger Agreement. Furthermore, many of the representations and warranties in the Merger Agreement are the result of negotiated allocation of contractual risk among the parties and, taken in isolation, do not necessarily reflect facts about the Company, Parent, Merger Sub, Leeds, their respective subsidiaries and affiliates or any other party. Likewise, any references to materiality contained in the representations and warranties may not correspond to concepts of materiality applicable to investors or stockholders. Finally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement and these changes may not be fully reflected in the Company’s public disclosures.

As a result of the foregoing, investors and stockholders are strongly encouraged not to rely on the representations, warranties and covenants contained in the Merger Agreement, or on any descriptions thereof, as accurate characterizations of the state of facts or condition of the Company or any other party. Investors and stockholders are likewise cautioned that they are not third-party beneficiaries under the Merger Agreement and do not have any direct rights or remedies pursuant to the Merger Agreement.

Immediately prior to the execution of the Merger Agreement, on May 17, 2011, the Company and Broadridge Corporate Issuer Solutions, Inc. (f/k/a/ StockTrans, Inc.) (the “Rights Agent”) entered into an amendment (the “Rights Amendment”) to the Rights Agreement, dated July 20, 2008, by and between the Company and the Rights Agent (a copy of which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 21, 2008) (the “Rights Agreement”). Pursuant to the Rights Amendment, the Rights Agreement has been amended to provide that none of the execution and delivery of the Merger Agreement, the execution and delivery of the Voting Agreements (as defined below), the completion of the Merger or the other transactions contemplated by the Merger Agreement, or the consummation of transactions required by or provided for in the Voting Agreements will be deemed to result in (i) the occurrence of a “Stock Acquisition Date”, a “Distribution Date”, a “Record Date”, a “Section 11(a)(ii) Event” or a “Section 13 Event” (each as defined in the Rights Agreement) or (ii) the classification of the Significant Stockholders (as defined in the Rights Agreement), Parent, Merger Sub or any of their respective affiliates as an “Acquiring Person” (as defined in the Rights Agreement).

The foregoing summary of the Rights Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Rights Amendment, a copy of which is filed as Exhibit 4.1 hereto and the terms of which are incorporated herein by reference.

Item 3.03	Material Modifications to the Rights of Security Holders.

The information under Item 1.01, above, regarding the Rights Amendment is incorporated herein by reference.

Item 8.01	Other Events.

The Company issued a press release on May 18, 2011, announcing the execution of the Merger Agreement. A copy of the press release is included as Exhibit 99.1 to this report and is incorporated herein by reference.

Voting Agreements

As an inducement and condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, holders of approximately 55% of the outstanding common stock of the Company, including certain members of the Company’s management team and Board (collectively, the “Significant Stockholders”), have executed and delivered a voting agreement (each a “Voting Agreement” and, together, the “Voting Agreements”) pursuant to which, among other things, each Significant Stockholder agrees to vote the shares of common stock of the Company held by it in favor of the Merger and grant Parent an irrevocable proxy in respect thereof. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the Voting Agreements, the forms of which are filed as Exhibits 99.2, 99.3 and 99.4 hereto.

Additional Information

The Company will file with the SEC, and furnish to its stockholders, a proxy statement soliciting proxies for the meeting of its stockholders to be called with respect to the proposed transaction between the Company, Parent and Merger Sub. THE HOLDERS OF THE COMPANY’S COMMON STOCK ARE ADVISED TO READ THE

PROXY STATEMENT WHEN IT IS FINALIZED AND DISTRIBUTED TO THEM BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Company’s stockholders and other interested parties will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. The Company’s stockholders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents by directing a request by mail or telephone to Nobel Learning Communities, Inc., 1615 West Chester Pike, Suite 200, West Chester, PA 19382-6223, Attention: Corporate Secretary, telephone: (484) 947-2000, or from the Company’s website, www.nobellearning.com.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from stockholders of the Company with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the Company’s proxy statement relating to the proposed merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s common stock as of September 16, 2010 is also set forth in the Company’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on October 1, 2010.

The amendment of the Eligible Options described above will be accomplished through a tender offer that has not yet commenced. This report is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement (including an Offer to Amend, a related Letter of Transmittal and other tender offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

The Exhibit Index attached hereto is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBEL LEARNING COMMUNITIES, INC.

Date: May 18, 2011	By:	/s/ Thomas Frank
Name: Thomas Frank
Title: Chief Financial Officer

EXHIBIT LIST

Number	Description of Document

2.1	Agreement and Plan of Merger by and among Academic Acquisition Corp., Academic Merger Sub, Inc. and Nobel Learning Communities, Inc. dated as of May 17, 2011

4.1	Amendment to Rights Agreement by and between Nobel Learning Communities, Inc., a Delaware corporation, and Broadridge Corporate Issuer Solutions, Inc. (f/k/a StockTrans, Inc.) dated as of May 17, 2011

99.1	Press Release issued by Nobel Learning Communities, Inc. on May 18, 2011

99.2	Form of Voting Agreement entered into by and between Academic Acquisition Corp. and certain members of the management and board of directors of Nobel Learning Communities, Inc. listed thereon

99.3	Voting Agreement entered into by and between Academic Acquisition Corp. and Blesbok, LLC dated May 17, 2011

99.4	Voting Agreement entered into by and among Academic Acquisition Corp., Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. dated May 17, 2011